UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


This disclosure is an amendment of the 13G disclosure filed on December 12 2011 for trade date November 28 2011.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                             Qihoo 360 Technology Co. Ltd
                  ----------------------------------------------
                                (Name of Issuer)


                    Ordinary Shares/American Depositary Shares
              -----------------------------------------------------
                         (Title of Class of Securities)


                       74734M109 (American Depositary Shares)
                              ---------------------
                                 (CUSIP Number)


                                  November 28, 2011
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 74734M109                                Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (THE CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  2,756,391
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             1,341,797
                ................................................................

                8.     Shared Dispositive Power           1,414,595
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,756,391
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         2.35% based on 117,513,752 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         OO

CUSIP No.: 74734M109                             	Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Qihoo 360 Technology Co. Ltd (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
		  Block 1, Area D, Huitong Times Plaza
		  No. 71 Jianguo Rd, Chaoyang Disctrict
		  Beijing F4 100025
		  China


Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Bankplassen 2
                  PO Box 1179 Sentrum
		  NO 0107 Oslo
		  Norway

Item 2(c).        Citizenship:
                  Norwegian

Item 2(d).        Title of Class of Securities:

                  Ordinary Shares/American Depositary Shares

Item 2(e).        CUSIP Number:

                  74734M109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

                  As of November 28, 2011, Norges Bank may be deemed to be the beneficial owner of 2,756,391 common shares.

Item 4(b)         Percent of Class:

		  The number of Shares which Norges Bank may be deemed to be the beneficial owner of constitutes approximately 2.35% of the total number of common shares outstanding based upon 117,513,752 shares outstanding in Qihoo 360 Technology Co. Ltd.

                                                               Page 4 of 5 Pages


Item 4(c)         Number of Shares of which such person has:

NORGES BANK (CENTRAL BANK OF NORWAY)

(i) Sole power to vote or direct the vote:                    2,756,391

(ii) Shared power to vote or direct the vote:                 0

(iii) Sole power to dispose or direct the disposition of:     1,341,797

(iv) Shared power to dispose or direct the disposition of:    1,414,595


Item 5.           Ownership of Five Percent or Less of a Class:

                  This item 5 is not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NORGES BANK
Date: December 14, 2011
                                        By:       /s/ Jeanette Ronne
                                                  ----------------------
                                        Name:     Jeanette Ronne
                                        Title:    Analyst